Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Kathryn Begley

November 16, 2017

Re:    AMERICAN ELECTRIC POWER COMPANY, INC.
Registration Statement No. 333-2214520

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Electric Power Company, Inc. hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on November 17, 2017, or as soon thereafter as is practicable.

Very truly yours,

AMERICAN ELECTRIC POWER COMPANY, INC.

By: /s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Assistant Secretary